

September 7, 2006

<u>**Via Facsimile (917) 777-2681 and U.S. Mail**</u>

Lou Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York, 10036

RE: Energy Partners, LTD
        Schedule TO-T
        Filed August 31, 2006 by ATS, Inc. and Woodside Petroleum LTD.
        Additional Soliciting Materials
        File No. 5-60717

Dear Mr. Kling:

We have the following comments on the above-referenced filings.

<u>Additional Soliciting Materials</u>

1.   Please note that soliciting materials filed pursuant to Rule 14a-12 must contain the information required by Item 14a-12(a)(1). Accordingly, please include the required participant information and the appropriate legends with your next filing.

2.   In future filings do not include the disclaimer that the materials filed under the cover of Schedule 14A are not soliciting materials. The company must analyze each written communication on a case-by-case basis to determine whether the communication relates to the transaction and whether the communication is a solicitation. If the communication is a solicitation it must be filed pursuant to Rule 14a-12. If the communication is not a solicitation, the EDGAR header tag "DFAN14A" is inappropriate.

<u>Schedule TO</u>

3.   We note your intention to issue contingent rights relating to the ATF and ITF judgments. It appears that the contingent rights may be securities. Please provide an analysis supporting your apparent determination that the contingent rights are not securities.

September 7, 2006

4.   We note that by tendering securities holders are appointing designees of the purchaser as proxies. Please include prominent disclosure addressing your intentions regarding the vote on the merger and the potential impact on the merger of your holding the proxies.

Summary Term Sheet, page 1

5.   Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of documents. The information you provide in the summary must be materially complete and the qualification suggests that the offer summary may not be materially complete.

Is Your Financial Condition Relevant to My Decision To Tender in the Offer, page 6

6.   Please identify Woodside Finance Pty Ltd as a bidder or provide an analysis supporting your determination to not include them as a bidder. Refer to Part II.D.2 of the November 14, 2000 Current Issues Outline.

What are the Most Significant Conditions of the Offer, page 4

7.   Please define phrase "terms satisfactory to the Purchaser." Conditions to a tender offer must be described with reasonable specificity and be capable of some measure of objective verification.

Material U.S. Federal Income Tax Consequences, page 20

8.   Please eliminate the statement in the first paragraph that the discussion is for "general information only." We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

The Section 203 Condition, page 31

9.   We note the statement that the condition "will be satisfied if, *among other things,*". Please expand your disclosure to clearly describe all elements required for satisfaction of the condition.

Certain Conditions of the Offer, page 36

10.   We note your statement that you may assert conditions "regardless of the circumstances giving rise thereto." If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

11.   We note your statement that you may waive a condition "in whole or in part, at any time and from time to time prior to expiration." Please revise your disclosure to clarify that, to

the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

12. The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

13. We note your statement that your determinations "will be final and binding upon all persons." Please revise here and elsewhere in your document as appropriate to more precisely define the meaning of the phrase "final and binding." It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Closing Information

Please amend the Schedule TO-T to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

September 7, 2006

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions